FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC Canada V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓        Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________        No: : ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
                Registrant

Dated: October 18, 2004                                                   By :    /s/Harvey Keats/s/
                                                                       Title:     President

KNIGHT RESOURCES LTD.

October 18, 2004
Number: 05-04

INITIAL WEST RAGLAN 2004 PROGRAM RESULTS

VANCOUVER (October 18, 2004) – Mr. Harvey Keats, President of Knight Resources Ltd., reports initial results for the 2004 diamond drill program on the West Raglan Project. A total of 7,241 metres of BQ and BTW diamond drilling in 60 holes were drilled during the 2004 program, with results from the first 15 holes reported below. Drilling near last year’s discoveries in the Frontier area, combined with prospecting, has expanded the area of known mineralization, in what is now referred to as the Greater Frontier area, to 3 kilometres by 1 kilometre.

Regional prospecting during 2004 has also resulted in the discovery of sulphide mineralization in ultramafic rocks on surface, in locally derived boulders, and in some cases in drill holes, at sites as far as 20 kilometres west of the Greater Frontier area and 27 kilometres east of the Greater Frontier area.

The new areas are referred to as Red Zone, Target 36, Seahawk and East Frontier South in the Greater Frontier area, as Nanuk and Terrace west of the Greater Frontier area, and as Zone 111, CDC, Boomerang and Beverly east of the Greater Frontier area.

All of the ultramafics explored in 2004 occur at the base of the Chukotat Group, interpreted to be the Raglan Formation, other than the ultramafic at Boomerang which is located in a transition zone near the top of the Povungnituk Group. Importantly, these new discoveries have confirmed the prospectivity of the Chukotat Group along the length of the West Raglan Property as well as the potential for footwall mineralization within the Povungnituk Group.

The Company and its partner, Anglo American Exploration (Canada) Ltd, are planning a 2005 exploration program with an anticipated budget of approximately $5,000,000. Based on the 2005 budget, the $9,000,000 expenditures to the end of 2004 and the $11,800,000 expenditure requirement, the Company will earn its 49% interest in the West Raglan Project during the 2005 field season, after which the balance of the 2005 program will be funded jointly by the Company and Anglo American.

Attached to this news release is an assay table (Table I) with details of the first 15 holes drilled in 2004, the only holes for which results are currently available. Assays from the 2003 program are repeated in order to provide context to the information provided in this release. Also provided is the percentage of sulphur and a calculation of nickel in 100% sulphide, commonly referred to as nickel tenor. 100% sulphide is equivalent to approximately 38% sulphur. High nickel tenors are important indications of the potential for economic mineralization without the necessity for high sulphide content. Results for the remaining 45 holes will be reported in batches as assay results become available. Surface sample assays received to date are reported in attached Table II. Additional surface sample assays will be released in batches as they become available.

3rd Floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Toll Free: 1-877-KNIGHT5 (564-4485)
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

(Knight Resources Ltd. news release dated October 18, 2004 – Page 2 of 5)

Greater Frontier Area

In 2003, 16 holes were drilled in the Frontier area to follow up mineralized boulders on surface which resulted in discoveries in drill core at Frontier Central, Frontier South and Frontier East.

This summer, numerous boulders with sulphide mineralization in ultramafic have been discovered in the Greater Frontier Area, augmenting and expanding on the areal extent of mineralized boulders discovered in 2003. Many of the boulders, based on abundance, size and angularity, are interpreted to be locally derived and others are interpreted to be transported.

Frontier Central

In 2004, ten holes were drilled in Frontier Central and results from six are reported in Table I. Assays are pending for the remaining four holes.

WR-04-19 was drilled 60 metres down-dip, and off section to the east of WR-03-16. WR-04-19 intersected two weakly mineralized intersections in ultramafic (2-3% sulphides) (0.32% nickel and 0.88% sulphur over 2.10 metres; 0.35% nickel and 1.00% sulphur over 5.70 metres) with nickel tenors of 14% and 13% respectively. The tenors are similar to the nickel tenor in the massive sulphides intersected last year in WR-03-16 (11.83% nickel and 33.7% sulphur over 0.67 metres) which has a nickel tenor of 13%.

WR-04-20 was drilled 81 metres west of WR-03-16 and WR-04-19. WR-04-20 also intersected a weakly mineralized zone in ultramafic (3% sulphides) (0.48% nickel and 1.20% sulphur over 1.80 metres) with a nickel tenor of 15%.

WR-04-22 was drilled 48 metres west of WR-04-20 and 129 metres west of WR-04-19. There are no significant results in WR-04-22.

WR-04-25 was drilled on the same section as WR-04-22 and intersected a weakly mineralized zone in ultramafic (4% sulphides) (0.36% nickel and 1.23% sulphur over 3.50 metres) with a nickel tenor of 11%.

WR-04-21 was drilled 121 metres east of WR-03-14 and 15 and 214 metres east of WR-03-16 and WR-04-19. There are no significant results in WR-04-21.

WR-04-27 was drilled 325 metres east of WR-04-19 and 111 metres east of WR-04-21. There are no significant results in WR-04-27.

It can be concluded from the drill results reported to date at Frontier Central that weakly mineralized intersections with high nickel tenors are related to known sulphide lenses with a greater sulphide content and consequently higher grade such as in WR-03-16. Individual sulphide lenses can be small and geometrically complex and detailed drilling is required to outline them.

Results of ten ultramafic boulder samples from Frontier Central are listed in Table II. Nickel grades range from 0.21% to 3.93% and nickel tenors range from 4% to 16%. The variability in nickel tenors is similar to variable nickel tenors in drill core. However, field evidence suggests that some of the boulders are in place or locally derived and others have been transported from an unknown source.

Frontier South

In 2004, thirteen holes were drilled in Frontier South and results from one hole are reported in Table I. Assays are pending for the remaining twelve holes.

WR-04-24 was drilled on the same section as WR-03-08 and 09. WR-04-24 intersected a weakly mineralized zone (3% sulphide) (0.39% nickel and 0.95% sulphur over 2.90 metres) with a nickel tenor of 16%. It is interpreted that

(Knight Resources Ltd. news release dated October 18, 2004 – Page 3 of 5)

the weakly mineralized zone is related to intersections in WR-03-08 and 09 from last year even though nickel tenors are considerably higher in WR-04-24.

Frontier East

In 2004, three holes were drilled in Frontier East and results from all holes are reported in Table I.

WR-04-23, drilled 62 metres west of WR-03-17 and 18 intersected a zone of sulphidic sediments with anomalous nickel and copper (0.38% nickel and 0.49% copper over 3.5 metres, including 0.67% nickel and 1.48% copper over 0.80 metres). Both nickel and copper appear to be remobilized into the sulphidic sediments from the overlying ultramafic. The hole also intersected a mineralized zone in ultramafic (20% sulphides) (0.95% nickel and 7.40% sulphur over 5.60 metres, including 1.62% nickel and 12.24% sulphur over 1.85 metres and 2.45% nickel and 19.45% sulphur over 0.30 metres) with a nickel tenor of 5%. Both platinum and palladium in the 0.30 metre intersection is unusually high for the area.

WR-04-29, drilled 87 metres west of WR-04-23, intersected a weakly mineralized zone in ultramafic (5% sulphides) (0.41% nickel and 1.74% sulphur over 3.0 metres) with a nickel tenor of 9%.

WR-04-26, drilled 45 metres east of WR-03-12 and 13, has no significant results.

The variability of the nickel tenors from 2004 drilling is similar to the variability in the 2003 drilling.

Results of one ultramafic boulder from Frontier East are listed in Table II. The nickel grade of 1.26% and nickel tenor of 5% are consistent with nickel grades and tenors in drill core.

Frontier West

In 2004, one hole was drilled at Frontier West, but did not intersect ultramafic. Results are reported in Table I.

Results of ten ultramafic boulders from Frontier West are listed in Table II. Nickel grades range form 1.42% to 2.50% and nickel tenors range from 4% to 16%. Field evidence suggests that some of the boulders are locally derived while others may be transported from an unknown source. No nickel sulphides were intersected in the one hole drilled into ultramafics at Frontier West in 2003 (WR-03-03). The one hole drilled in 2004 (WR-04-32) did not intersect ultramafics. Further drilling will be required to locate the source of the boulders.

Red Zone

Red Zone is located approximately 1 kilometre east of Frontier East. Numerous new boulders with disseminated to semi-massive sulphide mineralization in ultramafic have been discovered at Red Zone. Many of the boulders are interpreted to be locally derived. In 2004, nine holes were drilled at Red Zone and the results of two holes are reported in Table I. Assays are pending for the remaining seven holes.

WR-04-31, drilled 680 metres east of WR-03-12 and 13 at Frontier East, intersected a weakly mineralized zone in ultramafic (5% sulphides) (0.23% nickel, 0.59% copper and 1.91% sulphur over 3.00 metres) with a nickel tenor of 5%, including 0.38% nickel, 4.27% copper and 6.15% sulphur over 0.30 metres with a nickel tenor of 2%. Copper appears to be remobilized in the 0.30 metre intersection.

WR-04-33, drilled 21 metres west of WR-04-31, intersected narrow massive sulphides in ultramafic (92% sulphides) (5.75% nickel, 1.35% copper and 34.90% sulphur) with a nickel tenor of 6%.

Results of nine ultramafic boulders from Red Zone are listed in Table II. Nickel grades range from 0.08% to 0.43% and nickel tenors range from 1% to 5%. Assays from one boulder described in the field as sulphidic sediment has a nickel grade of 0.23% and a nickel tenor of 5%, suggesting that the boulder may be ultramafic. The boulder results

(Knight Resources Ltd. news release dated October 18, 2004 – Page 4 of 5)

together with the drill results discussed above demonstrate the high variability of nickel tenors at Red Zone, similar to other zones in the Greater Frontier area.

Target 36

Target 36 is located approximately 1.5 kilometres east of Frontier Central and 1.2 kilometres north of Red Zone. Two holes have been drilled in Target 36 and results are reported in Table I. No sulphides were intersected in the ultramafics and geophysical anomalies remain unexplained.

Seahawk

Seahawk is located approximately 500 metres east of Frontier South. Mineralized ultramafic outcrops have been discovered at Seahawk and assays are pending. In 2004, seven holes were drilled at Seahawk and assays are pending.

East Frontier South

East Frontier South is located approximately 200 metres east of Frontier South and 300 metres west of Seahawk. In 2004, four holes were drilled in East Frontier South and assays are pending.

Zone 111 Area

Zone 111 area is located approximately 4 kilometres east of Red Zone. In 2004, two holes were drilled at Zone 111 and assays are pending.

Results from two ultramafic outcrops, one ultramafic boulder and one gabbro boulder from Zone 111 are listed in Table II. Nickel grades range from 0.15% to 0.84% and nickel tenors range from 2% to 3%.

Rainday Area

The Rainday area, where a single hole was drilled in 2003, is located approximately 2 kilometres east of Zone 111. In 2004, two holes were drilled at Rainday and assays are pending.

CDC Area

The CDC area is located approximately 14 kilometres east of Frontier. Some assays from surface showings with low sulphide content have been received but values are low. Four holes on two sections have been drilled into the CDC area and assays are pending.

Boomerang Area

The Boomerang area is located approximately 27 kilometres east of Frontier, and 14 kilometres east of CDC. This zone was identified in 2003 where subcrop mineralization returned 0.77% nickel from sulphur-rich sediments with injections of magmatic sulphides. Magmatic sulphides have been discovered on surface in 2004 and assays are pending. Mineralization at Boomerang is interpreted to occur in a transition zone near the top of the Povungnituk Group, stratigraphically below the Raglan Formation at the base of the Chukotat Group.

The Boomerang discovery opens up the potential of a coherent package of ultramafic and mafic intrusions and deformed sedimentary and lesser mafic volcanic host rocks in the uppermost part of the Povungnituk Group which extends for over 70 kilometres along strike on the West Raglan Property. This prospective stratigraphy has a variable width ranging from 1 to 5 kilometres that reflects the effects of well-developed polyphase folding. In 2004, three holes were drilled in the Boomerang area and assays are pending.

(Knight Resources Ltd. news release dated October 18, 2004 – Page 5 of 5)

Beverly

The Beverly area is located 2 kilometres north of Boomerang in ultramafic interpreted to be the Raglan Formation at the base of the Chukotat Group. Assays from one boulder sample are available (Table II). The nickel grade is only 0.42% but the sulphur content is low (1.56%) and the nickel tenor is 9%. The Beverly area has not been drill tested.

Terrace Area

The Terrace area is located approximately 12 kilometres west of Frontier. Sulphide bearing ultramafic outcrops have been discovered in the area. In 2003, a mineralized ultramafic boulder was found in a low-lying area and returned 1.22% nickel. Additional mineralized ultramafic boulders were identified in 2004 from the same area. Results of three ultramafic boulders from Terrace are listed in Table II. Nickel grades range from 0.12% to 0.28% and nickel tenors range from 2% to 7%. The Terrace area has not been drill tested.

Nanuk Area

The Nanuk area is located approximately 20 kilometres west of Frontier, and 8 kilometres west of Terrace. Sulphide bearing ultramafic boulders, interpreted to be locally derived, have been discovered. Assays are pending except for one low grade (0.02% nickel), low nickel tenor (0.2%), sample. The Nanuk area has not been drill tested.

Supplementary Information

The 2004 field program was carried out by West Raglan Project operator Anglo American Exploration (Canada) Limited (AAEC).

Pursuant to an Option and Joint Venture Agreement dated March 26, 2003, the Company has the right to earn a 49% interest in the West Raglan Project from AAEC.

Readers of this news release are cautioned that the attachment includes a description of core length and not of true widths, which are unknown at this time.

AAEC is the operator of the West Raglan Project and is responsible for the sampling and submittal of samples for assay. Assaying of 2004 samples reported in this news release is being carried out and certified by ACME Labs (Pb-FA for platinum, palladium and gold) and ALS Chemex (nickel, copper, cobalt and sulphur, (Total) by sodium peroxide fusion followed by ICP-AES), both of Vancouver, BC. Sample preparation is being done by Bourlamaque Assay Lab. of Val d’Or, Quebec. The AAEC Qualified Person is Richard Dufresne and the Company’s Qualified Person is Kerry Sparkes. Mr. Sparkes is the Qualified Person responsible for this news release.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“Harvey Keats”
President

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's registration statement on Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Table I

2003 and 2004 Diamond Drill Results
Frontier Central

2003 drilling (results previously reported)

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-03-14	6803132N 443877E	- 45° / 350	20.75	29.50	8.75	3.26	1.40	0.06	0.95	3.22	22.1	58	6
Incl.			23.00	28.00	5.00	3.96	1.67	0.07	1.10	3.72	34.0	89	4

WR-03-15	6803131N 443877E	- 70° / 350	26.22	28.92	2.70	2.00	0.99	0.05	0.29	1.75	14.7	39	5
Incl.			27.22	28.92	1.70	2.66	1.04	0.07	0.45	2.27	20.2	53	5

WR-03-16	6803106N 443776E	- 45° / 350	19.15	19.95	0.80	7.15	3.56	0.16	1.21	2.99	34.2	90	8
			64.33	69.45	5.12	4.16	1.64	0.09	0.60	2.48	12.8	34	12
Incl.			64.33	65.00	0.67	11.83	2.03	0.23	0.91	5.60	33.7	89	13

2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-19	6803057N 443784E	-55° / 360	146.4	148.5	2.10	0.32	0.13	0.01	0.05	0.21	0.88	2	14
			183.8	189.5	5.70	0.35	0.09	0.02	0.04	0.16	1.00	3	13

	60m down-dip of WR-03-16

WR-04-20	6803135N 443703E	-45° / 360	21.90	23.70	1.80	0.48	0.15	0.02	0.05	0.17	1.20	3	15
	81m west of WR-04-19

WR04--21	6803142N 443998E	-45° / 360				No significant results
	121m east of WR-03-14 & 15
	214m east of WR-04-19

WR-04-22	6803027N 443655E	-60° / 360				No significant results
	48m west of WR-04-20
	129m west of WR-04-19

WR-04-25	6803027N 443655E	-45° / 360	147.5	151.0	3.50	0.36	0.09	0.02	0.05	0.15	1.23	3	11
	Same section as WR-04-22

WR-04-27	6803181N 444109E	-45° / 360				No significant results
	325m east of WR-04-19
	111m east of WR-04-21

Attachment to Knight Resources Ltd. news release dated October 18, 2004 – Page 1 of 4 – Table I
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Frontier South

2003 drilling (results previously reported)

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-03-08	6802711N 443358E	- 88° / 175	17.25	32.00	14.75	3.04	1.13	0.08	0.87	2.93	16.1	42	7
Incl.			17.25	19.00	1.75	3.53	1.33	0.08	0.76	2.17	17.7	47	8
Incl.			19.00	23.00	4.00	3.23	1.66	0.07	1.55	5.54	16.2	43	8
Incl.			23.00	28.00	5.00	3.34	0.96	0.09	0.83	2.47	18.6	49	7

WR-03-09	6802710N 443358E	- 60° / 175	3.05	10.00	6.95	1.05	0.92	0.03	0.27	0.92	16.7	44	2
Incl.			3.05	7.00	3.95	1.35	0.78	0.04	0.43	1.47	17.2	45	3
			24.30	27.30	3.00	3.69	0.86	0.07	0.36	2.28	13.0	34	11
Incl.			25.00	27.30	2.30	4.29	0.88	0.08	0.37	2.54	14.6	38	11

WR-03-04	6802759N 443384E	- 45° / 175				No significant results

WR-03-05	6802733N 443283E	- 60° / 175				No significant results

WR-03-06	6802734N 443383E	- 45° / 175				No significant results

WR-03-10	6802696N 443343E	- 88° / 175				No significant results

WR-03-11	6802711N 443333E	- 88° / 175				No significant results

2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-24	6802800N 443358E	-45° / 180	76.1	79.0	2.90	0.39	0.15	0.02	0.06	0.23	0.95	3	16
	Same section as WR-03-08

Attachment to Knight Resources Ltd. news release dated October 18, 2004 – Page 2 of 4 – Table I
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Frontier East

2003 drilling (results previously reported)

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-03-12	6803315N 444915E	- 45° / 350	15.50	31.00	15.50	1.20	0.81	0.04	0.28	1.03	8.9	23	5
Incl.			18.00	23.00	5.00	1.87	0.95	0.06	0.44	1.71	13.5	36	5

WR-03-13	6803315N 444915E	- 70° / 350	41.00	49.42	8.42	2.32	1.40	0.08	0.38	1.49	32.2	85	3
Incl.			41.80	48.00	6.20	2.64	1.00	0.10	0.41	1.69	36.0	95	3

WR-03-17	6803296N 444859E	- 45° / 350	51.80	56.00	4.20	2.85	1.30	0.07	0.61	2.03	18.8	49	6
Incl.			51.80	53.00	1.20	3.88	1.89	0.09	0.92	2.28	26.2	69	6
			61.00	65.20	4.20	1.30	0.65	0.03	0.25	1.08	4.5	12	11

WR-03-02	6803368N 444813E	- 60° / 170				No significant results

WR-03-18	6803295N 444860E	- 70° / 350				No significant results

2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-23	6803289N 444797E	-45° / 360	21.15	24.65	3.5	0.38	0.49	0.01	0.004	0.02	24.26*	64	1
		including	23.55	24.35	0.80	0.67	1.48	0.01	0.005	0.003	22.40	59	1

			24.65	30.25	5.60	0.95	0.28	0.03	0.20	0.84	7.40	19	5
		including	25.80	27.65	1.85	1.62	0.39	0.04	0.46	1.94	12.24	32	5
	62m west of WR-03-17 & 18	including	27.35	27.65	0.30	2.45	0.43	0.06	2.25	10.01	19.45	51	5

WR-04-26	6803309N 444960E	-45° / 360				No significant results
	45m east of WR-03-12 & 13

WR-04-29	6803254N 444710E	-45° / 360	46.00	49.00	3.0	0.41	0.12	0.02	0.04	0.18	1.74	5	9
	87m west of WR-04-23

* Sulphidic sediments

Attachment to Knight Resources Ltd. news release dated October 18, 2004 – Page 3 of 4 – Table I
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Frontier West

2003 drilling (results previously reported)

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-03-03	6803085N 443333E	- 45° / 350				No significant results

2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-32	6803177N 443169E	-45° / 180				No significant results
164m west of WR-03-03

Red Zone

2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-31	6803248N 445595E	-45° / 180	9.50	12.50	3.00	0.23	0.59	0.02	0.04	0.17	1.91	5	5
	680m east of WR-03-12	including	12.20	12.50	0.30	0.38	4.27	0.02	0.04	0.12	6.15	16	2
	and 13 at Frontier East

WR-04-33	6803256N 445574E	-45° / 180	17.0	17.55	0.55	5.75	1.35	0.21	0.46	2.97	34.90	92	6
	21m west of WR-04-31

Target 36

2004 drilling

Hole Number	UTM Location NAD 83 Zone 18	Angle/ Direction	From	To	Core Length (metres)	Ni %	Cu %	Co %	Pt (g/t)	Pd (g/t)	S %	Sulphide %	Nickel Tenor %

WR-04-28	6804421N 445981E	-55° / 180				No significant results
160m east and 1200m
north of the Red Zone

WR-04-30	6804537N 4464201E	-50° / 180				No significant results
439m east of WR-04-28

Attachment to Knight Resources Ltd. news release dated October 18, 2004 – Page 4 of 4 – Table I
THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

Table II

2004 Surface Sample Assays
Frontier Central

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100001	6803475N 444347E	BU	1.47	0.68	0.06	0.42	1.56	9.97	26	6

WRRA100216	6803132N 443731E	BU	1.50	2.16	0.05	0.24	2.65	7.25	9	8

WRRA100005	6803188N 443641E	BU	1.55	0.69	0.04	0.35	2.22	3.65	10	16

WRRA100011	6803166N 443856E	BU	1.63	0.32	0.04	0.35	1.05	6.97	19	8

WRRA100009	6803165N 443754E	BU	3.56	0.63	0.12	0.83	2.68	20.30	53	7

WRRA100008	6803121N 443764E	BU	3.93	1.24	0.13	0.46	2.56	19.45	51	8

WRRA100012	6803289N 443889E	BU	4.04	1.05	0.11	0.77	6.10	15.70	41	9

WRRA100214	6803140N 443755E	BU	0.38	0.17	0.01	0.07	0.27	1.22	3	12

WRRA100006	6803256N 443674E	BU	0.79	0.44	0.03	0.29	1.10	2.95	8	10

WRRA100004	6803176N 443629E	BU	0.21	0.09	0.02	0.05	0.16	1.81	5	4

Frontier East

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100013	6803487N 444891E	BU	1.26	0.78	0.06	0.64	1.83	8.79	23	5

Frontier West

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100014	6803242N 442961E	BU	1.47	0.48	0.04	0.43	1.58	6.71	18	8

WRRA100016	6803277N 442925E	BU	1.59	0.75	0.05	0.40	1.58	7.26	10	16

WRRA100327	6803450N 443290E	BU	1.79	0.74	0.05	0.45	2.03	9.74	18	9

WRRA100003	6803091N 443116E	BU	1.83	0.82	0.05	0.49	1.72	8.34	22	8

WRRA100325	6803395N 443292E	BU	2.13	0.20	0.07	0.73	2.09	12.35	33	7

WRRA100017	6803016N 443400E	BU	2.50	0.76	0.06	0.61	2.56	10.70	28	9

WRRA100324	6803252N 443382E	BU	2.98	0.63	0.08	2.19	4.96	14.15	37	8

WRRA100326	6803407N 443291E	BU	1.42	0.89	0.04	0.54	1.93	6.68	18	8

WRRA100328	6803757N 442875E	BU	1.66	0.39	0.04	0.54	1.68	7.31	19	5

WRRA100331	6803466N 442775E	BU	2.01	1.02	0.05	0.80	2.93	8.56	23	4

* Sample Type:   B = boulder; O = outcrop; U = ultramafic; S = sediment; G = gabbro

Attachment to Knight Resources Ltd. news release dated October 18, 2004 – Page 1 of 2 – Table II

Red Zone

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100306	6803222N 445887E	BU	0.09	0.01	0.01	0.01	0.01	2.78	7	1

WRRA100312	6803218N 445889E	BU	0.20	0.04	0.02	0.01	0.05	3.31	9	2

WRRA100304	6803261N 445490E	BS	0.23	0.04	0.02	0.01	0.03	1.80	5	3

WRRA100301	6803355N 445664E	BU	0.35	0.13	0.02	0.04	0.12	3.06	8	4

WRRA100318	6803336N 445906E	BU	0.08	0.02	0.01	0.01	0.01	1.3	3	2

WRRA100316	6803191N 445660E	BU	0.08	0.01	0.01	0.01	0.01	1.84	5	2

WRRA100314	6803203N 445841E	BU	0.22	0.04	0.02	0.01	0.04	3.80	10	2

WRRA100221	6803193N 445845E	BU	0.21	0.02	0.02	0.01	0.03	1.54	4	5

WRRA100226	6803242N 445810E	BU	0.28	0.06	0.03	0.01	0.03	7.49	20	1

WRRA100225	6803149N 445785E	BU	0.43	0.14	0.02	0.06	0.23	3.70	10	4

Beverly

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100217	6809717N 468302E	BU	0.42	0.42	0.02	0.01	0.04	1.56	4	10

Zone 111

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100062	6804471N 449771E	BG	0.15	0.09	0.01	0.02	0.05	1.72	5	3

WRRA100058	6804924N 449421E	BU	0.18	0.11	0.01	0.03	0.11	3.18	8	2

WRRA100057	6804822N 449556E	OU	0.58	0.38	0.04	0.09	0.30	8.05	21	3

WRRA100063	6804473N 449773E	OU	0.84	1.36	0.06	0.20	0.91	12.65	33	3

Terrace

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100313	6799756N 435061E	BU	0.23	0.05	0.01	0.01	0.02	1.76	5	5

WRRA100219	6800289N 435627E	BU	0.12	0.05	0.02	0.01	0.03	1.85	5	2

WRRA100218	6799700N 435027E	BU	0.28	0.10	0.02	0.04	0.14	1.56	4	7

Nanuk

Sample Number	UTM Location NAD 83 Zone 18	Sample Type *	Nickel %	Copper %	Cobalt %	Platinum (grams/tonne)	Palladium (grams/tonne)	Sulphur %	Sulphide %	Nickel Tenor %

WRRA100201	6298591N 423408E	BU	0.02	0.03	0.01	0.00	0.02	3.05	8	0

* Sample Type:   B = boulder; O = outcrop; U = ultramafic; S = sediment; G = gabbro

Attachment to Knight Resources Ltd. news release dated October 18, 2004 – Page 2 of 2 – Table II